Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before income taxes	$3,302	$3,617	$3,694	$(2,208)	$1,946
Net (income) attributable to noncontrolling interests	(78)	(53)	(63)	(1)	(24)

Income (loss) from continuing operations before income taxes applicable to shareholders of The Bank of New York Mellon Corporation	3,224	3,564	3,631	(2,209)	1,922
Fixed charges, excluding interest on deposits	484	480	519	530	1,024

Income (loss) from continuing operations before income taxes and fixed charges, excluding interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	3,708	4,044	4,150	(1,679)	2,946
Interest on deposits	154	241	131	172	1,762

Income (loss) from continuing operations before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$3,862	$4,285	$4,281	$(1,507)	$4,708

Fixed charges
Interest expense, excluding interest on deposits	$380	$363	$414	$421	$900
One-third net rental expense (a)	104	117	105	109	124

Total fixed charges, excluding interest on deposits	484	480	519	530	1,024
Interest on deposits	154	241	131	172	1,762

Total fixed charges, including interest on deposits	638	721	650	702	2,786
Preferred stock dividends (b)	18	-	-	-	-

Total fixed charges and preferred stock dividends, excluding interest on deposits	$502	$480	$519	$530	$1,024
Total fixed charges and preferred stock dividends, including interest on deposits	$656	$721	$650	$702	$2,786

Earnings to fixed charges ratios
Excluding interest on deposits	7.66	8.43	8.00	(3.17) (c)	2.88
Including interest on deposits	6.05	5.94	6.59	(2.15) (c)	1.69

Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	7.39	8.43	8.00	(3.17)(c)	2.88
Including interest on deposits	5.89	5.94	6.59	(2.15)(c)	1.69

(a)	The proportion deemed representative of the interest factor.
(b)	Dividends were paid in 2012 on the Series A and Series C preferred stock, which were issued in 2012. Series B preferred stock was issued in 2008, but not registered. As such, dividends paid on the Series B preferred stock in 2009 and 2008 are not included in the table above. The Series B preferred stock was repurchased in 2009.
(c)	Earnings were insufficient to cover fixed charges by $2,209 million.